UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 23, 2025, Biodexa Pharmaceuticals PLC (the “Company”) posted its Annual Report for the year ended December 31, 2024 (the “Annual Report”) and distributed a Notice of Annual General Meeting (the “AGM Notice”) to its shareholders. The Company has also disseminated to its (i) holders of ordinary shares, nominal value £0.00005 per share, a proxy form for the Annual General Meeting (the “Ordinary Shares AGM Proxy Form”) and (ii) holders of American Depositary Shares, a proxy form for the Annual General Meeting (the “ADS AGM Proxy Form”). The Annual General Meeting is scheduled to take place on June 26, 2025 at 1:00 p.m. (London time) at the Company’s registered office at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ.

A copy of the Annual Report, AGM Notice, Ordinary Shares AGM Proxy Form and ADS AGM Proxy Form are attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4 respectively.

The information in this Form 6-K and the exhibits attached thereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of May 2025 is:

Exhibit No.	Description
99.1	Annual Report for the year ended December 31, 2024
99.2	Notice of Annual General Meeting
99.3	Annual General Meeting Form of Proxy (Holders of Ordinary Shares)
99.4	Annual General Meeting Form of Proxy (Holders of American Depositary Shares)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: May 23, 2025	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer